Via Facsimile and U.S. Mail
Mail Stop 4720

November 16, 2009

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Form 10-Q for the Fiscal Quarter ended June 30, 2009
   File Number: 001-10777

Dear Mr. Leonard:

       We have reviewed your October 9, 2009 response to our September 25, 2009
letter and have the following comments. In our comment, we ask you to provide us with
information to better understand your disclosure. After reviewing the information
provided, we may raise additional comments and/or request that you amend the above
filings.

Form 10-K for the Fiscal Year ended December 31, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Investment Portfolio, page 100

1.   Please refer to comment one of your response. You told us in our discussion with
       you on November 10, 2009 that you do not perform an other-than-temporary
       impairment analysis on those investments that are guaranteed by you. Please tell
       us how this complies with ASC Topic 320-10-35 (FSP No. 115-2).

Form 10-Q for the Fiscal Quarter ended June 30, 2009

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>

<u>Critical Accounting Policies and Estimates</u>
<u>Borrower Default Burnout, page 65</u>

2.   Please refer to comment seven of your response. Please address the following:

- You state that in cases where loans are repurchased by a sponsor, the effect is typically to increase the over-collateralization of the securitization. Please clarify to whom the sponsor pays cash to repurchase a loan, whether Ambac receives cash and if so from which entity Ambac receives cash and who determines the amount of cash Ambac receives.
- You qualify the statement that the sponsor pays an amount equal to unpaid principal and interest to repurchase a loan by stating "generally required." If there are material deviations from this requirement, please disclose them and the effect on your estimated recoveries.
- You state that your estimate of subrogation recoveries includes two components: (1) the amount of actual loans with identified material breaches of representations and warranties discovered from samples of largely poorly performing loans ("Adverse samples") in a securitization and (2) estimated amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans ("Random samples") taken from the entire population of loans in a securitization. The disclosure implies that both methods are used for each securitization. This appears to contradict the disclosure that the estimated recoveries for ten of the transactions were based on only those loans that were examined and the remaining transaction was based on a statistical random sample, which implies that both methods are not used for each securitization. Please advise and clarify your disclosure as needed;
- Please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the consideration you gave to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicates realization of a claim subject to litigation is not probable; and
- It appears that you have not recorded any subrogation recoveries if the sponsor was not a subsidiary of a global financial institution. Please tell us how this complies with ASC 944-40-30-32 (SFAS No.163, paragraph 25).

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant